# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DoubleDown Interactive Co., Ltd., CIK 0001799567
CUSIP: 25862B109
Title of class of securities: Common Shares, par value KRW 10,000 per share
Address of issuer's principal executive offices: 13F, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul, Korea Republic Of (M5), 06236
Date of event which requires filing of this statement: 11/12/2026
Filed by CIK 0001815365
Persons authorized to receive notices and communications: Jaeyoung Choi, CFO, DoubleU Games Co., Ltd., 16F, Tower A, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul, Korea Republic Of (M5), 06236, 82-2-501-7216; Steve L. Camahort, Esq., Paul Hastings LLP, 101 California Street, 48th Floor, San Francisco, California (CA), 94111, (415) 856-7000; Iksoo Kim, Esq., Paul Hastings LLP, 33/F West Tower, Mirae Asset Center1 26, Eulji-ro 5-gil, Jung-gu, Seoul, Korea Republic Of (M5), 04539, 82-2-6321-3800; Iksoo Kim, Esq., Kwon-Eui Park, Esq., Kim & Chang, 39, Sajik-ro 8-gil, Jongno-gu, Seoul, Korea Republic Of (M5), 03170, 82-2-3703-1518

## Reporting persons
- DoubleU Games Co., Ltd. (CIK 0001815365): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: working capital (WC), bank loan (BK); sole voting power 1,661,191; shared voting power 0; sole dispositive power 1,661,191; shared dispositive power 0; aggregate amount beneficially owned 1,661,191 (67.05% of the class)
  Comment: * Based on 2,477,672 Common Shares outstanding, as reported by the Issuer. ** CUSIP 25862B109 applies to the ADSs (each representing 1/20 of one Common Share); no CUSIP is assigned to the Common Shares.
  
  This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Schedule 13D of DoubleU Games Co., Ltd. (the "Reporting Person"), as previously amended (collectively, the "Original Schedule 13D"), with respect to the common shares, par value KRW 10,000 per share (the "Common Shares") of DoubleDown Interactive Co., Ltd., a company organized under the laws of the Republic of Korea (the "Issuer"). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value KRW 10,000 per share
Name of issuer: DoubleDown Interactive Co., Ltd.
Address of issuer's principal executive offices: 13F, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul, Korea Republic Of (M5), 06236
Comment:
Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the common shares, par value KRW 10,000 per share (the "Common Shares") of DoubleDown Interactive Co., Ltd., a stock company organized under the laws of the Republic of Korea (the "Issuer"). The Issuer's American Depositary Shares (each representing one-twentieth (1/20) of one Common Share, the "ADSs") are listed on the Nasdaq Global Select Market under the ticker symbol "DDI." The principal executive offices of the Issuer are located at 13F, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D remains unchanged from Amendment No. 2 and is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is hereby amended and restated as follows: If the Transactions (as further described in Item 4) are consummated at US$16.25 per ADS, the Reporting Person estimates that approximately US$265.4 million (plus fees and expenses) will be required to purchase all outstanding ADSs not owned by it and to fund the Second-Step Transaction (as defined in Item 4). The Offer is not conditioned on financing. Under the Transaction Agreement, the Reporting Person has represented that it has, or prior to the acceptance of ADSs for payment in the Offer and at the time of payment of the consideration in the Second-Step Transaction will have, funds sufficient, from cash on hand and binding committed financing, to pay for all ADSs sought in the Offer, to fund the Second-Step Transaction in full and to pay all fees and expenses payable by it under the Transaction Agreement. Funding: (i) cash, cash equivalents and short-term financial instruments held by the Reporting Person of approximately KRW 100 billion (approximately US$74.1 million at an assumed exchange rate of KRW 1,350 = US$1.00); and (ii) borrowings of up to KRW 300,000,000,000 (equivalent to approximately US$222.2 million at an assumed exchange rate of KRW 1,350 = US$1.00) under a bridge loan facility agreement dated as of November 9, 2026 among the Reporting Person, as borrower, Korea Investment & Securities Co., Ltd., as the sole original lender (with a commitment of KRW 300,000,000,000), and Korea Investment & Securities Co., Ltd., as mandated lead arranger, facility agent and security agent (Exhibit 99.2). The facility is available for a single drawdown during an availability period ending on the earlier of six months after signing and full drawdown or cancellation, and must be applied towards the acquisition consideration, related acquisition costs and facility costs. Interest accrues at a base rate (the average mark-to-market base yield for nine-month Korean won non-guaranteed AAA-rated bank bonds published by the Korea Financial Investment Association) plus a margin of 2.40% per annum, subject to a floor of 5.30% per annum, with default interest on unpaid sums at 3.00% per annum above the applicable interest rate. The base rate is the arithmetic mean of those yields as published on each of the three consecutive Seoul business days ending on the interest determination date, so the effective rate is not fixed until that date; the floor applies, and the effective rate is 5.30% per annum, whenever the base rate so determined is less than 2.90%. The stated and effective interest rate as of September 11, 2026 is that base rate plus 2.40% per annum: the mark-to-market base yield published by the Korea Financial Investment Association for nine-month Korean won non-guaranteed AAA-rated bank bonds was 3.839% per annum on that date, and the effective rate would accordingly have been approximately 6.24% per annum. No amount has been drawn under the facility and the base rate is redetermined on the interest determination date, so the rate actually applicable will differ. The stated rates do not give effect to the arrangement and other fees payable under the fee letter. Under the facility, principal, interest and other amounts are repayable in a single installment on the maturity date, being nine months after the drawdown date. Fees are payable under a separate fee letter. A loan-to-value covenant of 70%, measured against the market value of the pledged shares and the pledged cash deposit account, applies until the ADSs are delisted or no ADSs remain outstanding, with a twenty business day cure right. The facility is secured as described in Item 6. The facility agreement requires the Reporting Person to prepay the loan, by depositing the relevant amount into a pledged repayment account, upon its receipt of: (i) proceeds from a disposal of all or any part of the Common Shares (or ADSs) or of other assets provided as security for the facility; (ii) Upstream Proceeds, being any amount paid by the Issuer to the Reporting Person by way of dividend, capital reduction, redemption or acquisition of treasury shares, or under any other arrangement having a similar effect in connection with the Issuer's capital stock, or by way of repayment of shareholder credit (whether advanced by way of loan or by subscription for bonds) advanced by the Reporting Person to the Issuer; (iii) proceeds from an issuance of new capital stock of the Reporting Person, or from the borrowing of a subordinated shareholder loan, in each case after the drawdown date; (iv) proceeds of a debt issuance by the Reporting Person; and (v) recoveries from claims against sellers or other parties under the acquisition documents. In addition, a breach of the loan-to-value covenant may be cured within twenty business days by prepayment out of the proceeds of an issuance of the Reporting Person's capital stock or of a subordinated shareholder loan, or by the provision of additional security. Other than those mandatory prepayment provisions, the Reporting Person has not made any specific plans or arrangements to repay or refinance the facility at or before maturity. For clarity, "no financing condition" means the Offer is not conditioned on the Reporting Person obtaining financing - it does not mean the Offer is unfinanced.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

On November 9, 2026, the Reporting Person and the Issuer entered into the Tender Offer and Post-Offer Cooperation Agreement (the "Transaction Agreement"), pursuant to which, subject to the satisfaction or, where permitted, waiver of certain conditions and on the terms set forth therein, the Reporting Person will acquire all of the issued and outstanding Common Shares (including those represented by ADSs) not owned by the Reporting Person, through (i) an all-cash tender offer for all outstanding ADSs not owned by the Reporting Person or its affiliates at US$16.25 per ADS, net to the seller in cash, without interest and less any applicable withholding taxes (the "Offer Price"), under Sections 14(d) and 14(e) of the Exchange Act and Regulation 14D thereunder (the "Offer"), subject to (A) a minimum tender condition that, immediately following the acceptance for payment of all ADSs validly tendered and not validly withdrawn, the Reporting Person would own at least 95% of the total issued and outstanding Common Shares (which the Reporting Person may, if it reasonably determines that such condition is not reasonably expected to be satisfied as of the then-scheduled expiration time, after consulting in good faith with the special committee of the Issuer's board of directors (the "Special Committee") and with the prior written consent of the Issuer, at any time prior to the then-scheduled expiration time, reduce (but not waive) to a percentage not lower than 90%), (B) a non-waivable condition that more than 50% of the ADSs held by holders other than the Reporting Person, its affiliates and the directors and officers of the Reporting Person and the Issuer be validly tendered and not validly withdrawn prior to the expiration time (the "majority-of-the-minority condition") and (C) the other conditions set forth in the Transaction Agreement, followed by (ii) a statutory second-step transaction under the Korean Commercial Act (the "KCA") for the acquisition of the remaining Common Shares (the "Second-Step Transaction" and, with the Offer, the "Transactions").

Upon completion of the Transactions, the Issuer will become a wholly owned subsidiary of the Reporting Person, and the Reporting Person intends to cause the ADSs to be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act and the Issuer's reporting obligations under the Exchange Act to be terminated.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

On November 10, 2026 (the "Offer Commencement Date"), the Reporting Person commenced the Offer. On the Offer Commencement Date, a combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule TO/13E-3"), including an Offer to Purchase (the "Offer to Purchase"), a related Letter of Transmittal (the "Letter of Transmittal") and related documents, were filed with the SEC. The Offer was made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents filed with the Schedule TO/13E-3. INVESTORS AND HOLDERS OF ADSs ARE STRONGLY ADVISED TO CAREFULLY READ THE SCHEDULE TO/13E-3 (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE RELATED TENDER OFFER DOCUMENTS) AND THE ISSUER'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS WELL AS ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Schedule TO/13E-3 was filed with the SEC by the Reporting Person and the Issuer (the latter as a filing person for purposes of Rule 13e-3 only), and the Solicitation/Recommendation Statement on Schedule 14D-9 was filed with the SEC by the Issuer. Investors and holders of ADSs may obtain a free copy of the Schedule TO/13E-3, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed with the SEC at the SEC's website at www.sec.gov.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated as follows:

The Reporting Person beneficially owns 1,661,191 Common Shares, representing approximately 67.05% of the outstanding Common Shares of the Issuer, based on 2,477,672 Common Shares outstanding as of the date hereof, as reported by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person beneficially owns 1,661,191 Common Shares, representing approximately 67.05% of the outstanding Common Shares of the Issuer, based on 2,477,672 Common Shares outstanding as of the date hereof, as reported by the Issuer. The Reporting Person has sole voting power and sole dispositive power with respect to all such Common Shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Shares (including those represented by ADSs) during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 is incorporated herein by reference. As security for the bridge loan facility described in Item 3, the Reporting Person has granted, or will grant, a kun-pledge in favor of the lenders and Korea Investment & Securities Co., Ltd., as security agent, over (i) the 1,661,191 Common Shares owned by the Reporting Person and any additional Common Shares acquired by it after the date of the facility agreement, (ii) the Korean share custody account to which such Common Shares are credited and (iii) [to the extent the ADSs acquired in the Offer are not converted into Common Shares, such ADSs and the related U.S. share custody account]. Until an enforcement event occurs under the pledge documents, the Reporting Person remains entitled to exercise, in its sole discretion, all voting and other rights attaching to the pledged Common Shares and to receive dividends and other distributions in respect of them, subject to its covenant not to vote or deal with them in a manner that adversely affects the pledge or causes an event of default; on and after an enforcement event, the security agent may in its discretion exercise, or cause to be exercised, those rights. The Reporting Person has undertaken to convert into Common Shares the ADSs acquired in the Offer. See Exhibit 99.3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit Description

99.1 Tender Offer and Post-Offer Cooperation Agreement, dated as of November 9, 2026, by and between DoubleU Games Co., Ltd. and DoubleDown Interactive Co., Ltd.

99.2 Facility Agreement dated November 9, 2026 among DoubleU Games Co., Ltd., as borrower, the banks and financial institutions named in Schedule I thereto, as lenders, and Korea Investment & Securities Co., Ltd., as mandated lead arranger, facility agent and security agent (bridge loan facility of up to KRW 300,000,000,000).

99.3 Share Kun-Pledge Agreement and Share Custody Account Kun-Pledge Agreement, in each case among DoubleU Games Co., Ltd., as pledgor, the lenders and Korea Investment & Securities Co., Ltd., as security agent, together with any Pledge Agreement (Shares (US)) and Pledge Agreement (Share Custody Account (US)) entered into.

## Signatures
- DoubleU Games Co., Ltd.: By: /s/ Jaeyoung Choi, Chief Financial Officer (11/12/2026)